08028212

RECD S.E.C.
FEB 28 2008
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StoneGate Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 120
(No. and Street)

Wakefield	MA	01880
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2008 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Bernier 617.330.9009 x328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Provanzano & Marchesiani, P.C.
(Name – *if individual, state last, first, middle name*)

607 North Avenue, Suite F	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian W. Bernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneGate Partners LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director 2/22/2008

Title

Notary Public

TAMARA N. CHOMIN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct 11, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE PARTNERS, LLC and SUBSIDIARY

Consolidated Financial Statements and Supplementary Information

December 31, 2007

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Provanzano & Marchesiani P.C.			
CERTIFIED PUBLIC ACCOUNTANTS			
	781	245	1100

LAKESIDE OFFICE PARK
607 NORTH AVENUE, SUITE F
WAKEFIELD, MA 01880-1307
FAX 781-245-1193

Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of StoneGate Partners, LLC and subsidiary (the Company) as of December 31, 2007 and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StoneGate Partners, LLC and subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Provanzano & Marchesiani P.C.

February 6, 2008

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	734,925
Accounts receivable		303,736
Securities owned- not readily marketable, at fair value (note 2)		840,515
Other assets		47,814
Fixed assets, net (note 3)		54,675
Total assets	$	1,981,665

Liabilities and Members' Equity

Liabilities:		
Accounts payable, accrued expenses and other liabilities (note 6)	$	543,973
Commitments and contingencies (notes 5 and 7)		
Members' equity (note 4)		
Class A shares, no par value. Authorized 20,000,000 shares; issued and outstanding 11,406,186 shares		2,551,989
Class B shares, no par value. Authorized 20,000,000 shares; issued and outstanding 12,489,668 shares		431,364
Accumulated deficit		(1,545,661)
Total members' equity		1,437,692
Total liabilities and members' equity	$	1,981,665

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 2007

Revenues:		
Commissions from private placements	$	2,629,634
Management fees		81,811
Interest and dividends		19,296
Total revenues		2,730,741
Expenses:		
Employee compensation and benefits		1,640,104
Regulatory fees and expenses		24,585
Occupancy		43,962
Professional fees		363,801
Telephone expenses		27,499
Other expenses		314,347
Total expenses		2,414,298
Income before net realized and unrealized losses on securities		316,443
Net realized gains on securities sold		1,916
Net unrealized losses on securities held		(250,539)
Total realized and unrealized losses on securities		(248,623)
Net income	$	67,820

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' Equity

Year ended December 31, 2007

	Class A Shares	Class B Shares	Class A Amount	Class B Amount	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2006	11,406,186	12,489,668	$ 2,551,989	$ 431,364	$ (1,613,481)	$ 1,369,872
Net income	-	-	-	-	67,820	67,820
Balances at December 31, 2007	11,406,186	12,489,668	$ 2,551,989	$ 431,364	$ (1,545,661)	$ 1,437,692

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	67,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized gains on securities sold		(1,916)
Net unrealized losses on securities held		250,539
Depreciation		25,950
Increase in accounts receivable		(88,486)
Increase in other assets		(11,310)
Increase in accounts payable, accrued expenses, and other liabilities		302,130
Net cash provided by operating activities		544,727
Cash flows from investing activities:		
Purchase of fixed assets		(17,293)
Proceeds from sale of investment securities		58,831
Increase in investment securities		(506,712)
Net cash used in investing activities		(465,174)
Net increase in cash and cash equivalents		79,553
Cash and cash equivalents, beginning of year		655,372
Cash and cash equivalents, end of year	$	734,925

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Description of Business

StoneGate Partners, LLC (the "Company") was formed on March 21, 1997, as a Massachusetts limited liability company and commenced operations on June 2, 1997. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company's primary business activities are acting in a placement agency capacity in both larger syndicates and exclusive engagements for the private placements of securities. In addition, the Company markets securities of emerging growth privately held companies located in the United States.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StoneGate Partners, LLC and its majority owned subsidiary StoneGate Natural Resources, LLC (collectively, the Company). In accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 46(R), *Consolidation of Variable Interest Entities* (FIN 46R), the Company also consolidates any variable interest entities (VIE's) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

The minority interest in the subsidiary exceeds the minority interest in the equity capital of the subsidiary and as such the excess and any further losses applicable to the minority interest will be charged against the Company, as there is no obligation of the minority interest to make good such losses.

(c) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises one class of service, which is to act as placement agent in private securities transactions.

(d) Revenue Recognition

The Company receives commissions as placement agent for private financings. The Company recognizes cash commission revenue at the time the placement is completed. The Company may receive a combination of cash and securities as compensation for services rendered. For the portion of the commission paid in securities, the Company records revenue for the estimated fair value of securities received, net of commission expenses, as the securities are typically issued directly to the brokers in their name.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institutions, primarily banks. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000.

(f) Investments Valuation

Investments for which no readily ascertainable market value exists or for which there are no market quotations available, comprising of 58.46% members' equity, are valued at fair value as determined by Management. In determining fair value, Management takes into consideration the financial condition and operating results of the portfolio company, the amount that Management can reasonably expect to realize upon the sale of the securities which it holds and any other factors deemed relevant by Management. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(g) Fixed Assets

Fixed assets are carried at cost. Depreciation and amortization are computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(h) Income Taxes

No provision for federal or state income taxes is presented in these consolidated financial statements as the Company is a limited liability company which is taxed as a partnership and, accordingly, its taxable income is allocated to its members for income tax reporting purposes.

(i) Uses of Estimates

The preparation of consolidated financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management of the Company to make a number of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant material estimates particularly susceptible to change relate to the fair value determination of securities owned -- not readily marketable. Actual results could differ from those estimates.

(j) Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144 (Statement 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

(k) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement 144 *Accounting for Impairment or Disposal of Long-Lived Assets.* The Company does not have goodwill.

(l) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are include in net cash provided by operating activities in the consolidated statement of cash flows. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. On a regular basis, the Company reviews the adequacy of its provision for doubtful accounts based on historical collection results and current economic conditions using factors based on the aging of its accounts. In addition, the Company estimates specific additional allowances for its accounts receivable based on indications that a specific customer may be experiencing financial difficulties. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. At December 31, 2007, there is no allowance for doubtful accounts. The Company does not have any off-balance sheet credit exposure related to its customers.

(m) Recently Adopted Accounting Standards

In December 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets*, which eliminates an exception in APB 29 for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this Statement did not have a significant effect on the Company's financial statements.

In May 2005, the FASB issued FASB Statement No. 154, *Accounting Changes and Error Corrections.* Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement was effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(2) Securities Owned - Not Readily Marketable

As of December 31, 2007, the Company holds the following securities that are not readily marketable as there is no market on a securities exchange or publicly ascertainable quoted market price. Cost of securities is determined by either the cash paid for securities at purchase, or for securities received as consideration for services rendered, or a combination of both.

Investment	Date Acquired	Cost	Fair Value
Class A Securities			
Actuality Systems, Inc. (1.6%)*			
40,322 shares of preferred stock	Dec. 1999	$ 11,395	$ 7,066
38,510 shares of Series C preferred stock	Mar. 2004	13,479	6,738
Immunetics (4.8%)*			
147,059 shares of common stock	Jul. 2000	25,000	15,000
39,345 shares of common stock	Mar. 2004	15,738	15,738
19,231 shares of common stock	Feb. 2006	10,000	10,000
Turbine Entertainment (7.5%)*			
4,470 shares of common stock	Sep. 2003**	120,952	1,431
9,696 shares of series A1 preferred stock	Sep. 2003**	149,990	53,861

Investment	Date Acquired	Cost	Fair Value
Turbine Entertainment (cont.)			
2,946 shares of series A2 preferred stock	Jan. 2004	15,820	7,910
77 shares of common stock	Dec. 2006	25	25
Wellogix, Inc. (9%)*			
274,194 shares of series C preferred stock	Aug. 2000	205,645	51,411
41,235 shares of series A-1 preferred stock	Aug. 2005	50,000	12,500
28,795 shares of series A-1 preferred stock	Oct. 2005	35,000	8,750
775 shares of series A-1 preferred stock	Dec. 2005	946	237
3,132 shares of series A-1 preferred stock	Dec. 2006	3,821	970
1,058 shares of series A-1 preferred stock	Dec. 2007	1,291	313
4,197 shares of series A-1 preferred stock	Dec. 2007	4,135	1,301
Total Class A Securities		663,237	193,251
Class B Securities			
Domin-8 Enterprise Solutions, LLC (2.3%)*			
69,805 Series B warrants	Dec. 2004	101,217	18,978
ApartmentLINKS, Inc. (.5%)*			
13,636 shares of common stock	Nov. 2005	8,333	4,167
eReferral Network, Inc. (2%)*			
33,333 shares of common stock	Nov. 2005	16,667	8,333
33,333 shares of common stock	Dec. 2005	16,667	8,333
BenefitStreet, Inc. (22.2%)*			
25,000 shares of series I preferred stock	Nov. 2005	28,750	28,750

Investment	Date Acquired	Cost	Fair Value
BenefitStreet, Inc. (cont.)			
7,692 shares of series J preferred stock	Feb. 2006	10,000	10,000
7,320 shares of series A stock	Oct. 2006	10,614	3,660
290 shares of series D stock	Oct. 2006	435	203
1,867 shares of series E stock	Oct. 2006	2,801	1,494
158 shares of series F stock	Oct. 2006	237	142
39,594 shares of common stock	Aug. 2007	59,391	39,594
47,108 warrants for common shares	Jan. 2007	75,373	75,373
10,630 warrants for common shares	Jan. 2007	13,819	13,819
11,725 warrants for common shares	Jan. 2007	13,483	13,483
Integrated Pharmaceuticals, Inc (0.0%)			
91,583 common warrants	Dec. 2006	-	-
Putney, Inc. (22.4%)*			
28,420 shares of series A warrants	Jun. 2007	187,520	187,520
Rental Markets (20.9%)*			
351,867 shares of common stock	Nov. 2007	175,934	175,934
Bradley Energy LLC (1.3%)*			
2004 drilling program	Various	54,780	10,956
Coaldale Energy LP (5.5%)*			
Limited partnership common interest	Mar. 2006	50,000	46,525
Total Class B Securities		826,021	647,264
Total Investments		$ 1,489,258	$ 840,515

* Fair value of investment as a percent of the Company's members' equity.

** Represents date of conversion; securities originally acquired in the period from December 1998 to June 1999.

(3) Fixed Assets

Fixed assets consisted of the following:

Computers and office equipment	$	81,651
Furniture and fixtures		52,028
		133,679
Less accumulated depreciation		(79,004)
	$	54,675

Depreciation expense for the year ended December 31, 2007 was $25,950.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2007, the Company's net capital amounted to $366,213, of which $329,946 was in excess of its required net capital of $36,267.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio as of December 31, 2007 was 1.5 to 1.

(5) Commitments

The Company leases its office facility in Wakefield, Massachusetts under a noncancelable lease agreement expiring in September 2010. The lease agreement requires a minimum monthly rental plus certain operating costs. During the year ended December 31, 2007, rent expense incurred by the Company, including operating costs, amounted to $43,962.

The future minimum lease payments due under the noncancelable lease agreement as of December 31, 2007, are as follows:

Year ended December 31:		
2008	$	76,347
2009		80,668
2010		84,990
	$	242,005

(6) Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consists of the following:

Accrued professional services and other	$	257,803
Commissions payable		286,170
	$	543,973

(7) Contingencies

The Company entered into transactions in 2007 which give the Company residual compensation rights. As not all the milestones for this compensation are met at December 31, 2007, this future income stream is not reflected in the accompanying financial statements.

(8) FINRA Administrative Hearing

During 2005, the National Association of Securities Dealers, now known as the Financial Industry Regulatory Authority (FINRA), conducted a routine, examination of StoneGate Partners, LLC, ("the Company"). During the examination and at its Exit Conference in September 2005, FINRA, identified certain "Items Noted", related to, among other things, the following: StoneGate's documentation of suitability; its compliance with documentation procedures established following a 2001 examination of the Company by the Securities and Exchange Commission (SEC); the development and implementation of a business continuity plan; and the implementation of an anti-money laundering compliance program. The Company agreed with FINRA that its documentation as to certain matters was deficient and has since taken steps to rectify such issues so as to be compliant with FINRA guidelines. The Company, however, noted that despite the deficiencies in documentation, it believed its actual day-to-day practices concerning suitability were compliant, and remain so. Based on the foregoing, in March 2007, FINRA filed administrative action against the Company and its principal seeking penalties for alleged violation of FINRA Rules 2110, 3010, and 3011, including the allegation that during the examination noted above, the Company provided false and misleading documentation to FINRA. Although the Company previously acknowledged that some of its practices concerning documentation were deficient (and have since been fully remedied), it vigorously disagreed with FINRA that the conduct alleged was knowing or intentional. An administrative hearing was held before FINRA in December 2007. A decision will be rendered by FINRA sometime in 2008, which is subject to appeal. In the opinion of management, the ultimate disposition of this matter will not have a material adverse affect on the Company's consolidated financial position, result of operations, or liquidity.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net capital:		
Total members' equity	$	1,437,692
Deduct nonallowable assets:		
Securities owned- not readily marketable		840,515
Accounts receivable, net of commission payable offset		127,016
Other assets		47,814
Haircut on other securities		1,459
Fixed assets, net of accumulated depreciation		54,675
		1,071,479
Net capital	$	366,213
Aggregate indebtedness	$	543,973
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3% of total aggregate indebtedness, before the one percent additional requirement	$	36,267
Required net capital		
Excess of net capital at 1500%	$	329,946
Excess of net capital at 1000%	$	311,816
Ratio of aggregate indebtedness to net capital		1.5:1
Reconciliation with StoneGate, LLC computation included in Part II of Form X-17-A-5 as of December 31, 2007:		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report:	$	365,417
Adjustments made to correct financial statements:		
Accounts payable, accrued expenses and other liabilities		796
Net capital per above	$	366,213

See accompanying independent auditors' report.

Provanzano & Marchesiani P.C.

CERTIFIED PUBLIC ACCOUNTANTS

LAKESIDE OFFICE PARK
607 NORTH AVENUE, SUITE F
WAKEFIELD, MA 01880-1307
FAX 781-245-1193

781 245 1100

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Members
StoneGate Partners, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of StoneGate Partners, LLC and subsidiary (the Company) for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications and comparisons, (2) Recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish such objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

February 6, 2008

END